Exhibit 99.1

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Roadway LLC and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

Consolidated Balance Sheets as of December 31, 2004 and 2003;

Statements of Consolidated Operations for the year ended December 31, 2004 and for the period December 12 to December 31, 2003;

Statements of Consolidated Cash Flows for the year ended December 31, 2004 and for the period December 12 to December 31, 2003;

Parent Company Investment and Comprehensive Income for the year ended December 31, 2004 and for the period December 12 to December 31, 2003;

with Report of Independent Auditors

Independent Auditors’ Report

The Board of Directors

Yellow Roadway Corporation:

We have audited the accompanying consolidated balance sheets of Roadway LLC and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows, and parent company investment and comprehensive income for the year ended December 31, 2004 and for the period December 12, 2003 to December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roadway LLC and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and for the period December 12, 2003 to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Kansas City, Missouri
March 4, 2005

CONSOLIDATED BALANCE SHEETS

Roadway LLC and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(in thousands)	December 31, 2004	December 31, 2003
Assets
CURRENT ASSETS
Cash and cash equivalents	$19,306	$49,879
Accounts receivable, less allowances of $453 and $5,205	28,022	343,231
Accounts receivable from parent and affiliate	407,585	—
Fuel and operating supplies	9,087	5,340
Deferred income taxes	47,614	16,113
Prepaid expenses	19,229	12,935

Total current assets	530,843	427,498

PROPERTY AND EQUIPMENT
Land	241,874	254,707
Structures	383,038	378,087
Revenue equipment	169,734	114,517
Technology equipment and software	41,617	22,223
Other	62,141	55,213

	898,404	824,747
Less – accumulated depreciation	(73,068)	(3,285)

Net property and equipment	825,336	821,462
Goodwill	603,851	596,845
Intangibles	459,742	460,372
Other assets	12,224	32,314

Total assets	$2,431,996	$2,338,491

Liabilities and Parent Company Investment
CURRENT LIABILITIES
Checks outstanding in excess of bank balances	$28,288	$37,215
Accounts payable	108,280	81,486
Advances payable to parent	—	56,067
Wages, vacations and employees’ benefits	224,695	186,400
Claims and insurance accruals	59,875	53,460
Other current and accrued liabilities	39,282	35,193

Total current liabilities	460,420	449,821

OTHER LIABILITIES
Long-term debt	244,035	248,895
Deferred income taxes, net	215,010	213,689
Claims and other liabilities	316,511	334,321
Commitments and contingencies

PARENT COMPANY INVESTMENT
Capital surplus	1,098,292	1,097,221
Retained earnings (deficit)	93,114	(4,558)
Accumulated other comprehensive income (loss)	4,614	(898)

Total parent company investment	1,196,020	1,091,765

Total liabilities and parent company investment	$2,431,996	$2,338,491

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED OPERATIONS

Roadway LLC and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(in thousands)	For the year ended December 31, 2004	For the period December 12 to December 31, 2003
Operating Revenue	$3,380,494	$141,018

Operating Expenses:
Salaries, wages and employees’ benefits	2,091,061	93,842
Operating expenses and supplies	506,872	22,300
Operating taxes and licenses	82,557	4,363
Claims and insurance	60,657	3,748
Depreciation and amortization	82,158	4,200
Purchased transportation	358,523	18,867
Gains on property disposals, net	(1,434)	(6)

Total operating expenses	3,180,394	147,314

Operating income (loss)	200,100	(6,296)

Nonoperating (Income) Expenses:
Interest expense	13,984	684
Related party financing charges, net	35,614	—
Interest income	(1,502)	(35)
Other	2,339	257

Nonoperating expenses, net	50,435	906

Income (Loss) Before Income Taxes	149,665	(7,202)
Income Tax Provision (Benefit)	51,993	(2,644)

Net Income (Loss)	$97,672	$(4,558)

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

Roadway LLC and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(in thousands)	For the year ended December 31, 2004	For the period December 12 to December 31, 2003
Operating Activities:
Net income (loss)	$97,672	$(4,558)
Noncash items included in net income (loss):
Depreciation and amortization	82,158	4,200
Deferred income tax, net	1,086	—
Gain on property disposals, net	(1,434)	(6)
Changes in assets and liabilities, net:
Accounts receivable	565	20,568
Accounts payable	13,991	(5,191)
Other working capital items	(13,865)	(18,465)
Claims and other	(3,069)	295
Other	3,241	317

Net cash provided by (used in) operating activities	180,345	(2,840)

Investing Activities:
Acquisition of property and equipment	(93,968)	(2,948)
Proceeds from disposal of property and equipment	27,565	1,203
Other	4,494	—

Net cash used in investing activities	(61,909)	(1,745)

Financing Activities:
Intercompany activity, net	(149,009)	(51,843)

Net cash used in financing activities	(149,009)	(51,843)

Net Decrease In Cash and Cash Equivalents	(30,573)	(56,428)

Cash and Cash Equivalents, Beginning of Period	49,879	106,307

Cash and Cash Equivalents, End of Year	$19,306	$49,879

Supplemental Cash Flow Information:
Income taxes paid (received)	$55,729	$(28)
Interest paid	35,161	—

The notes to consolidated financial statements are an integral part of these statements.

STATEMENTS OF PARENT COMPANY INVESTMENT AND COMPREHENSIVE INCOME

Roadway LLC and Subsidiaries

A wholly owned subsidiary of Yellow Roadway Corporation

(in thousands)	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 12, 2003	$1,097,221	$—	$—	$1,097,221
Net loss	—	(4,558)	—	(4,558)
Changes in foreign currency translation adjustment	—	—	(898)	(898)

Total comprehensive loss				(5,456)

Balances at December 31, 2003	1,097,221	(4,558)	(898)	1,091,765
Net income	—	97,672	—	97,672
Changes in foreign currency translation adjustment	—	—	5,578	5,578
Minimum pension liability adjustment	—	—	(66)	(66)

Total comprehensive income				103,184
Purchase price adjustments	1,071	—	—	1,071

Balances as of December 31, 2004	$1,098,292	$93,114	$4,614	$1,196,020

The notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Roadway LLC and Subsidiaries

Description of Business

Roadway LLC (also referred to as “Roadway,” “the Company,” “we” or “our”) is a holding company with two primary operating entities, Roadway Express, Inc. and Roadway Next Day Corporation. The operating subsidiaries are described as follows:

•

Roadway Express, Inc. (“Roadway Express”) is a leading transportation services provider that offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods, primarily through decentralized management and customer facing organizations. Approximately 30 percent of Roadway Express shipments are completed in two days or less. Roadway Express owns 100 percent of Reimer Express Lines Ltd. (“Reimer”) located in Canada that specializes in shipments into, across and out of Canada.

•

Roadway Next Day Corporation is a holding company focused on business opportunities in the regional and next-day delivery lanes. Roadway Next Day Corporation owns 100 percent of New Penn Motor Express, Inc. (“New Penn”), which provides superior quality regional, next-day ground services through a network of facilities located in the Northeastern United States, Quebec, Canada and Puerto Rico.

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation. The combined company was renamed Yellow Roadway Corporation (“Yellow Roadway”). Roadway Corporation was merged with and into Roadway LLC, a newly formed limited liability company and a wholly owned subsidiary of Yellow Roadway and the limited liability company changed its name to Roadway LLC after the merger. Consideration for the acquisition included approximately $494 million in cash and approximately 18.0 million shares of Yellow Roadway common stock.

In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”), the acquisition was accounted for under purchase accounting. As a result, the accompanying 2003 Statements of Consolidated Operations and Statements of Consolidated Cash Flows present the results from the date of acquisition.

Principles of Consolidation and Summary of Accounting Policies

The accompanying consolidated financial statements include the accounts of Roadway LLC and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Management makes estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates.

Accounting policies refer to specific accounting principles and the methods of applying those principles to fairly present our financial position and results of operations in accordance with generally accepted accounting principles. The policies discussed below include those that management has determined to be the most appropriate in preparing our financial statements and are not discussed in a separate note.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid investments purchased with maturities of three months or less.

Concentration of Credit Risks and Other

We sell services and extend credit based on an evaluation of the customer’s financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. We monitor our exposure for credit losses and maintain allowances for anticipated losses.

At December 31, 2004, approximately 80 percent of our labor force is subject to collective bargaining agreements that expire in 2008.

Foreign Currency

Our functional currency is the U.S. dollar, whereas, our foreign operations utilize the local currency as their functional currency. Accordingly, for purposes of translating foreign subsidiary financial statements to the U.S. dollar reporting currency, assets and liabilities of our foreign operations are translated at the fiscal year end exchange rates and income and expenses are translated at the weighted-average exchange rates for the fiscal year. Foreign currency gains and losses resulting from foreign currency transactions are included in consolidated operations in the year of occurrence.

Revenue Recognition

For shipments in transit, Roadway records revenue based on the percentage of service completed as of the period end and accrues delivery costs as incurred. In addition, Roadway recognizes revenue on a gross basis since the Company is the primary obligor even when the Company uses other transportation service providers who act on their behalf, because the Company is responsible to the customer for complete and proper shipment, including the risk of physical loss or damage of the goods and cargo claims issues. In addition, Roadway retains all credit risk. Roadway assigns pricing to bills of lading at the time of shipment based primarily on the weight, general classification of the product, the shipping destination and individual customer discounts. This process is referred to as rating. At various points throughout our process, incorrect ratings could be identified based on many factors, including weight verifications or updated customer discounts. Although the majority of rerating occurs in the same month as the original rating, a portion occurs during the following periods. Roadway accrues a reserve for rerating based on historical trends. Management believes these policies most accurately reflect revenue as earned.

Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximates their fair value due to the short-term nature of these instruments.

Claims and Insurance Accruals

Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers’ compensation, cargo loss and damage, and property damage and liability that insurance does not cover. We include these costs in claims and insurance expense except for workers’ compensation, which it includes in salaries, wages, and employees’ benefits.

We base reserves for workers’ compensation and property damage and liability claims primarily upon actuarial analyses prepared by independent actuaries. These reserves are discounted to present value using a risk-free rate at the date of occurrence. The risk-free rate is the U.S. Treasury rate for maturities that match the expected payout of such claims. The process of determining reserve requirements utilizes historical trends and involves an evaluation of accident frequency and severity, claims management, changes in health care costs, and certain future administrative costs. The effect of future inflation for costs is implicitly considered in the actuarial analyses. Adjustments to previously established reserves are included in operating results. At December 31, 2004 and 2003, estimated future payments related to these claims aggregated $192.0 million and $189.7 million, respectively. The present value of these estimated future payments was $166.7 million and $161.7 million at December 31, 2004 and 2003, respectively.

Property and equipment

Roadway carries property and equipment at cost less accumulated depreciation. The values assigned to property and equipment at the date of the acquisition were principally determined by independent, third party appraisers. We compute depreciation using the straight-line method based on the following service lives:

Years
Structures	10 – 40
Revenue equipment	5 – 14
Technology equipment and software	3 – 5
Other	3 – 10

We charge maintenance and repairs to expense as incurred, and capitalize replacements and improvements when these costs extend the useful life of the asset.

Our investment in technology equipment and software consists primarily of advanced customer service and freight management equipment and related software. We capitalize certain costs associated with developing or obtaining internal-use software. Capitalizable costs include external direct costs of materials and services utilized in developing or obtaining the software, payroll, and payroll-related costs for employees directly associated with the project. For the year ended December 31, 2004, we capitalized $1.9 million for software costs. For the period ended December 31, 2003, the amount capitalized was immaterial to the Company’s financial statements.

For the year ended December 31, 2004 we recorded $70.3 million in depreciation expense. For the period December 12 through December 31, 2003, depreciation expense was $3.6 million.

Impairment of Long-Lived Assets

If facts and circumstances indicate that the carrying value of identifiable amortizable intangibles and property, plant and equipment may be impaired, we would perform an evaluation of recoverability in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If an evaluation were required, we would compare the estimated future undiscounted cash flows associated with the asset to the asset’s carrying amount to determine if a write-down is required.

Acquisition

In accordance with SFAS No. 141, Yellow Roadway allocates the purchase price of its acquisitions to the tangible and intangible assets and liabilities of the acquired entity based on their fair values. Yellow Roadway records the excess purchase price over the fair values as goodwill. The fair value assigned to intangible assets acquired is based on valuations prepared by independent third party appraisal firms using estimates and assumptions provided by management. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), we do not amortize goodwill and intangible assets with indefinite useful lives but review these assets at least annually for impairment. An impairment loss would be recognized to the extent that the carrying amount exceeds the assets’ fair value. Intangible assets with estimatable useful lives are amortized on a straight-line basis over their respective useful lives.

Roadway Corporation

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation and all of its outstanding stock in approximately a half cash, half stock transaction. As part of the transaction, Yellow Corporation changed its name to Yellow Roadway Corporation. In addition, Roadway Corporation became Roadway LLC (“Roadway”) and a wholly owned subsidiary of Yellow Roadway.

Principal operating subsidiaries of Roadway include Roadway Express and New Penn. Roadway Express is a leading transporter of industrial, commercial and retail goods in the two- to five-day regional and long-haul markets. New Penn is a next-day, ground, less-than-truckload, carrier of general commodities.

Consideration for the acquisition included approximately $494 million in cash and approximately 18.0 million shares of Yellow Roadway common stock, based on an exchange ratio of 1.752 and an average price per share of $31.51 (subject to proration and allocation provisions), for a total purchase price of approximately $1.1 billion. The purchase price also included approximately $19 million for investment banking, legal and accounting fees that Yellow Roadway incurred to consummate the acquisition, resulting in total cash consideration of $513 million. The entire purchase price has been reflected in these financial statements. We recorded the net assets at their estimated fair values and included operating results in our financial statements from the date of acquisition. We allocated the purchase price at December 31, 2003, on a preliminary basis using information then available. The allocation of the purchase price to the assets and liabilities acquired was finalized in the fourth quarter of 2004 including receipt of an independent valuation. The total purchase price increased by $1.1 million, as reflected in the change in capital surplus. The final purchase price allocation is shown below and resulted in $5.9 million increase to goodwill from our preliminary allocation.

Prior to the acquisition, Roadway had agreements in place with key management personnel that would require Roadway to pay specific amounts to those individuals upon a change in control of the entity. On December 11, 2003, in conjunction with the closing of the transaction, Roadway paid $15.9 million to the individuals covered by the agreement that would not be joining the new Yellow Roadway organization. This amount was expensed in the pre-acquisition financial statements of Roadway Corporation. The remaining amount covered under the agreement of $10.6 million was placed in a trust account for possible payment to the three individuals that remain Roadway employees. If any of these individuals are terminated within two years and the applicable conditions of their respective agreements are met, they would receive the agreed to payments, and Roadway LLC would recognize an expense for those payments at the time of the triggering event. If termination does not occur by December 2005, the funds will be released from restriction and reclassified from prepaid expenses to cash on our Consolidated Balance Sheet.

In connection with the acquisition, we incurred $12.0 million of restructuring costs as a result of severance (administrative, sales and operations personnel) and contract terminations. We have recognized such costs as a liability assumed as of the acquisition date, resulting in additional goodwill. These restructuring costs consisted of $10.5 million of employee termination (including wages, health benefits and outplacement services) for approximately 800 employees and $1.5 million for contract terminations. All of these restructuring items were effectuated within one year of the acquisition in accordance with purchase accounting requirements. During the year ended December 31, 2004, we paid $7.7 million of restructuring costs resulting in a $4.3 million accrued liability at December 31, 2004.

The final purchase price allocation was as follows:

(in thousands)
Cash and cash equivalents	$106,307
Accounts receivable	365,695
Other current assets	19,735
Property, plant and equipment	805,814
Other long-term assets	32,200
Intangible assets	470,700
Goodwill	602,960
Accounts payable and other current liabilities	(519,607)
Long-term debt	(249,165)
Deferred income taxes, net	(218,796)
Other long-term liabilities	(317,551)

Total purchase price	$1,098,292

Intangible Assets

Of the $470.7 million allocated to intangible assets, $344.7 million was assigned to the Roadway and New Penn trade names, which are not subject to amortization. Of the remaining value, $110.0 million and $16.0 million were assigned to customer relationships and software related assets, respectively. Yellow Roadway assigned the customer relationships and software assets a weighted average life of 17 years and 3 years, respectively.

Goodwill

Yellow Roadway recorded $602.9 million in goodwill as part of the acquisition, allocating $544.3 million to Roadway Express and $58.6 million to New Penn. Of the total goodwill recorded, the amount that may be deductible for tax purposes is not material to the results of operations of Roadway.

Goodwill and Intangibles

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. In accordance with SFAS No. 142, we review goodwill at least annually for impairment based on a fair value approach. During the fourth quarter of 2004, we completed our annual impairment testing of goodwill and tradenames, which are deemed to have indefinite lives, and determined there was no impairment.

The following table shows the changes in the carrying amount of goodwill attributable to each segment:

(in thousands)	Roadway Express	New Penn	Total
Balances at December 31, 2002	$—	$—	$—
Goodwill resulting from acquisition	474,738	122,332	597,070
Changes in foreign currency exchange rates	(225)	—	(225)

Balances at December 31, 2003	474,513	122,332	596,845
Final purchase price allocation adjustment	69,617	(63,727)	5,890
Changes in foreign currency exchange rates	1,116	—	1,116

Balances at December 31, 2004	$545,246	$58,605	$603,851

The components of amortizable intangible assets at December 31 are as follows:

(in thousands)	Weighted Average Life (years)	2004		2003
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer related	17	$110,000	$7,007	$111,800	$356
Technology based	3	16,000	5,429	16,000	273

Intangible assets		$126,000	$12,436	$127,800	$629

Total marketing related intangible assets with indefinite lives, primarily tradenames, were $346.1 million and $333.2 million at December 31, 2004 and 2003, respectively. During 2004 these amounts were impacted by additional purchase price adjustments of $11.2 million and changes in foreign currency exchanges rates of $1.7 million. These intangible assets are not subject to amortization, but are subjected to the annual impairment test previously discussed.

Amortization expense for intangible assets was $11.8 million and $0.6 million for the year ended December 31, 2004 and the period December 12 through December 31, 2003, respectively. Estimated amortization expense for the next five years is as follows:

(in thousands)	2005	2006	2007	2008	2009
Estimated amortization expense	$11,752	$11,497	$6,734	$6,503	$6,503

Employee Benefits

Pension and Other Postretirement Benefit Plans

Qualified and Nonqualified Defined Benefit Pension Plans

Roadway and its operating subsidiaries sponsor qualified and nonqualified defined benefit pension plans for most employees not covered by collective bargaining agreements (approximately 5,000 employees). Qualified and nonqualified pension benefits are based on years of service and the employees’ covered earnings. Employees covered by collective bargaining agreements participate in various multi-employer pension plans to which Roadway contributes, as discussed later in this section. New Penn does not offer defined benefit pension plan and instead offers retirement benefits through a contributory profit sharing plan, with discretionary employer contributions only. Additionally, on January 1, 2004, all U.S.-salaried, nonunion employees (except those currently participating in other profit sharing plans) participate in a new defined contribution retirement plan. With the implementation of the defined contribution retirement plan, the existing Roadway LLC defined benefit pension plan was closed to new participants.

Our funding policy is to target contributions at the minimum required tax-deductible contribution for the year while taking into consideration each plan’s funded status, any variable Pension Benefit Guarantee Corporation premiums and the outlooks for required funding. Our actuarial valuation measurement date for our principal pension plans and post retirement benefits plan is December 31.

Other Postretirement Benefit Plan

Roadway LLC sponsors a postretirement healthcare benefit plan that covers non-union employees of Roadway hired before February 1, 1997. Health care benefits under this plan end when the participant attains age 65.

Definitions

We have defined the following terms to provide a better understanding of our pension and other postretirement benefits:

Projected benefit obligation: The projected benefit obligation is the present value of future benefits to employees attributed to service as of the measurement date, including assumed future salary increases through retirement.

Plan assets: Represents the assets currently invested in the plans. Assets used in calculating the funded status are measured at the current market value at December 31.

Funded status: The funded status represents the difference between the projected benefit obligation and plan assets.

Net amount recognized: The net amount recognized represents the amount accrued by Roadway for pension costs.

Unfunded accumulated benefit obligation: The accumulated benefit obligation is the present value of future benefits attributed to service as of the measurement date, assuming no future salary growth. The unfunded accumulated benefit obligation represents the difference between the accumulated benefit obligation and the plan assets.

Accumulated postretirement benefit obligation: The accumulated postretirement benefit obligation is the present value of other postretirement benefits to employees attributed to service as of the measurement date.

Funded Status

The following table sets forth the plans’ funded status:

	Pension Benefits		Other Postretirement Benefits
(in thousands)	For the year ended December 31, 2004	For the period December 12 to December 31, 2003	For the year ended December 31, 2004	For the period December 12 to December 31, 2003
Change in benefit obligation:
Benefit obligation at beginning of period	$454,715	$457,181	$53,076	$52,934
Service cost	21,649	1,192	767	109
Interest cost	29,440	1,461	2,188	169
Plan amendment	97	—	(14,944)	—
Participant contributions	—	—	720	—
Benefits paid	(31,164)	(5,119)	(3,032)	(136)
Actuarial (gain) loss	56,854	—	(930)	—

Benefit obligation at year end	$531,591	$454,715	$37,845	$53,076

Change in plan assets:
Fair value of plan assets at beginning of period	$283,056	$280,601	$—	$—
Actual return on plan assets	26,403	7,574	—	—
Employer contributions	20,241	—	2,312	134
Participants contributions	—	—	720	—
Benefits paid	(31,164)	(5,119)	(3,032)	(134)

Fair value of plan assets at year end	$298,536	$283,056	$—	$—

Funded status:
Funded status	$(233,055)	$(171,659)	$(37,845)	$(53,076)
Unrecognized prior service costs	97	—	—	—
Unrecognized net actuarial (gain) loss	48,860	(6,309)	(932)	(2)

Net amount recognized	$(184,098)	$(177,968)	$(38,777)	$(53,078)

During the year ended December 31, 2004, certain changes were made to the postretirement benefit plan. These plan changes revised the cost sharing structure between the employer and the different employee groups. The reduction of the liability of $14.9 million was recognized in purchase accounting.

Benefit Plan Obligations

Amounts recognized for the benefit plan liabilities in the Consolidated Balance Sheet at December 31 are as follows:

	Pension Benefits		Other Postretirement Benefits
(in thousands)	2004	2003	2004	2003
Accrued benefit costs	$(184,302)	$(177,968)	$(38,777)	$(53,078)
Intangible asset	97	—	—	—
Accumulated other comprehensive loss (pretax)	107	—	—	—

Net amount recognized	$(184,098)	$(177,968)	$(38,777)	$(53,078)

Weighted average actuarial assumptions used to determine benefit obligations at December 31:

	Pension Benefits		Other Postretirement Benefits
	2004	2003	2004	2003
Discount rate	5.75%	6.25%	5.75%	6.25%
Rate of increase in compensation levels	3.25%	3.25%	—	—

Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31:

(in thousands)	2004	2003
Projected benefit obligation	$531,591	$454,715
Accumulated benefit obligation	429,606	378,485
Fair value of plan assets	298,536	283,056

The total accumulated benefit obligation from all plans was $429.6 million and $378.5 million at December 31, 2004 and 2003, respectively.

Future Contributions and Benefit Payments

We expect to contribute approximately $30.5 million to our pension plan in 2005.

Expected benefit payments for each of the next five years ended December 31 are as follows:

(in thousands)	2005	2006	2007	2008	2009	2010-2014
Expected benefit payments	$20,260	$22,436	$25,953	$31,010	$33,122	$228,694

Pension and Other Postretirement Costs

The components of our net periodic pension cost and other postretirement costs were as follows:

	Pension Costs		Other Postretirement Costs
(in thousands)	For the year ended December 31, 2004	For the period December 12 to December 31, 2003	For the year ended December 31, 2004	For the period December 12 to December 31, 2003
Service cost	$21,649	$1,192	$767	$109
Interest cost	29,440	1,461	2,188	169
Expected return on plan assets	(24,781)	—	—	—
Amortization of unrecognized net actuarial loss	64	(1,266)	—	—

Net periodic pension cost	$26,372	$1,387	$2,955	$278

Weighted average assumptions for the period ended December 31:
Discount rate	6.25%	6.75%	6.25%	6.25%
Rate of increase in compensation levels	3.25%	3.25%	—	—
Expected rate of return on assets	8.75%	8.50%	—	—

We believe our 2004 expected rate of return of 8.75 percent is appropriate based on our historical experience in this investment portfolio as well as a review of other objective indices. Although plan investments are subject to short-term market volatility, we believe they are well diversified and closely managed. Our asset allocation as of December 31, 2004 consisted of 68 percent in equities and 32 percent in fixed-income securities. This allocation is consistent with the long-term asset allocation for the plans. We will continue to review our expected long-term rate of return on an annual basis and revise appropriately.

Target asset allocations are as follows:

Small-cap U.S. equities	10.0%
Large-cap U.S. equities	37.0%
International equities	22.0%
Fixed-income securities	31.0%

Total	100.0%

Other Postretirement Benefit Plans

Assumed health care cost trend rates at December 31 are as follows:

	2004	2003
Health care cost trend used in the current period	10.5%	11.5%
Health care cost trend rate assumed for next year	10.0%	10.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2010	2010

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The policy of Roadway LLC regarding the management of health care costs passes the increase beyond a fixed threshold to the plan participants. As a result, a one percentage point increase in the assumed health care cost trend rate would have no effect on the accumulated postretirement benefit obligation or the service and the interest cost components. A one-percentage-point decrease in assumed health care cost trend rates would have the following effects:

(in thousands)	2004
Effect on total of service and interest cost	$2,746
Effect on postretirement benefit obligation	2,543

The estimated employer contributions during the year ended December 31, 2005 are approximately $3.2 million.

Expected benefit payments for each of the next five years ended December 31 are as follows:

(in thousands)	2005	2006	2007	2008	2009	2010-2014
Expected benefit payments	$3,247	$3,542	$3,780	$3,862	$4,190	$23,162

Multi-Employer Plans

Roadway Express and New Penn contribute to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 80 percent of total employees). The largest of these plans, the Central States Southeast and Southwest Areas Pension Plan (the “Central States Plan”) provides retirement benefits to approximately 53 percent of our total employees. The amounts of these contributions are determined by contract and established in the agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. We recognize as net pension cost the required contribution for the period and recognize as a liability any contributions due and unpaid.

Roadway contributed and charged to expense the following amounts to these plans for the period ended December 31:

(in thousands)	2004	2003
Health and welfare	$214,382	$8,851
Pension	187,389	10,478

Total	$401,771	$19,329

Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan in an under-funded status would render us liable for a proportionate share of such multi-employer plans’ unfunded vested liabilities. This potential unfunded pension liability also applies to our unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. Roadway Express and New Penn have no current intention of taking any action that would subject us to obligations under the legislation.

Roadway Express and New Penn each have collective bargaining agreements with their unions that stipulate the amount of contributions each company must make to union-sponsored, multi-employer pension plans. The Internal Revenue Code and related regulations establish minimum funding requirements for these plans. Under recent legislation, qualified multi-employer plans are permitted to exclude certain recent investment losses from the minimum funding formula through 2005. The Central States Plan, in particular, has informed us that its recent investment performance has adversely affected its funding levels and that the fund is seeking corrective measures to address its funding. During the benefit period of the recent legislation, the Central States Plan is expected to meet the minimum funding requirements. If any of these plans, including (without limitation) the Central States Plan, fail to meet minimum funding requirements and the trustees of such a plan are unable to obtain waivers of the requirements or certain changes in how the applicable plan calculates its funding level from the Internal Revenue Service (“IRS”) or reduce pension benefits to a level where the requirements are met, the IRS could impose an excise tax on all employers participating in these plans and require contributions in excess of our contractually agreed upon rates to correct the funding deficiency. If an excise tax were imposed on the participating employers and additional contributions required, it could have a material adverse impact on the financial results of Roadway.

401(k) Savings Plans and Profit Sharing Plans

In 2004, Roadway LLC employees not covered by collective bargaining agreements participated in the Roadway 401(k) Savings Plan, a defined contribution plan, which provided for both nondiscretionary and discretionary employer contributions and provided a maximum matching percentage of 100 percent of the first four and a half percent of an eligible employee’s contributions, including before-tax and after-tax contributions. The entire matching component of the Roadway plan was provided with Yellow Roadway common stock. Effective December 31, 2004, the Roadway 401(k) savings plan was merged into the Yellow Roadway 401(k) savings plan. The Yellow Roadway 401(k) savings plan is a contributory plan and provides for a nondiscretionary matching contribution and a discretionary contribution. The maximum nondiscretionary company match for these plans will be equal to 25 percent of the first six percent in cash and 25 percent of the first six percent in Yellow Roadway common stock, for a total match of 50 percent of the first six percent of a participant’s before-tax contributions. Any discretionary contributions for the 401(k) savings plan are determined annually by the Board of Directors and may be in the form of cash, stock or other property. Employer contributions for the year ended December 31, 2004 were $7.3 million. Employer contributions for the period ended December 31, 2003 were not material to our operations.

Roadway LLC also participates in the Yellow Roadway noncontributory profit sharing plan, which was established effective January 1, 2004, and the nondiscretionary company contribution is based on years of participation service and compensation, with a maximum fixed contribution of 5% of compensation for more than ten years of participation service. The Yellow Roadway profit sharing plan also provides for a discretionary performance based contribution of a maximum of 2 1/2% of compensation. Any discretionary contributions are determined annually by the Board of Directors. Contributions under the Yellow Roadway profit sharing plan may be made in cash or other property, as determined by the Board of Directors, and nondiscretionary contributions will generally be made in cash. New Penn also provides a noncontributory profit sharing plan for employees not covered by collective bargaining agreements. Any contributions are discretionary employer contributions. Employer contributions to our profit sharing plans in 2004 totaled $1.8 million. Amounts for the period ended December 31, 2003 were not material to our operations.

Our employees covered under collective bargaining agreements may also participate in a contributory 401(k) plan. We do not make employer contributions to the plan on their behalf.

Performance Incentive Awards

Roadway LLC and its operating subsidiary, Roadway Express, provide quarterly performance incentive awards to nonunion employees, which are based primarily on actual operating results achieved compared to targeted operating results, and are paid in cash. Income from continuing operations in 2004 included performance incentive expense for nonunion employees of $56.1 million. Performance incentive awards expense for nonunion employees for the period ended December 31, 2003 were not material to our operations.

Related Party Transactions

Yellow Roadway maintains an asset backed securitization (“ABS”) facility that involves receivables of Yellow Transportation, Inc. and Roadway Express. The ABS facility is operated by Yellow Roadway Receivables Funding Corporation (“YRRFC”), a special purpose entity wholly owned by Yellow Roadway. As the receivables of Roadway Express are sold to YRRFC, the accompanying balance sheet at December 31, 2004 reflects these amounts of $334.5 million as accounts receivable from affiliate, net of certain financing costs. These finance charges were $35.6 million during the year ended December 31, 2004.

We paid management fees to Yellow Roadway of $24.0 million in 2004 that we include in “operating expenses and supplies.” The management fees were paid for various corporate and administrative services. Management fees are charged based on direct benefits received or as a percentage of revenue. We were also charged $2.2 million by Yellow Roadway for fees related to letters of credit issued to serve as collateral for our self-insurance programs, primarily in the areas of workers’ compensation, property damage and liability claims. At December 31, 2004, we had a net short-term advances receivable of $73.0 million due from Yellow Roadway. For the year ended December 31, 2004, we earned interest income of $0.4 million from the short-term advances receivable under borrowing arrangements with Yellow Roadway. The interest rate was based on the London inter-bank offer rate plus a fixed increment and was 2.56 percent at December 31, 2004. Related party transactions relating to 2003 results were immaterial to our operations.

Debt and Financing

Roadway has $225.0 million face value of 8.25 percent senior notes due in full on December 1, 2008 (“senior notes due 2008”), with interest payments due semi-annually on June 1 and December 1. The senior notes due 2008 were revalued as part of purchase accounting and assigned a fair value $249.2 million on December 11, 2003, respectively. The premium over the face value of the senior notes due 2008 is being amortized as a reduction to interest expense over the remaining life of the notes. The unamortized premium at December 31, 2004 and 2003 was $19.0 million and $23.9 million, respectively resulting in a carrying amount of $244.0 million and $248.9 million at December 31, 2004 and 2003, respectively. The fair value of this debt approximates its carrying value at December 31, 2004.

At December 31, 2003, Reimer had a $10.0 million secured revolving line of credit available with no outstanding borrowings. In the first quarter of 2004, we closed the facility.

Income Taxes

We use the liability method to reflect income taxes on our financial statements. We recognize deferred tax assets and liabilities by applying enacted tax rates and regulations to the differences between the carrying value of existing assets and liabilities and their respective tax basis and capital loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the change is enacted. We assess the realizability of deferred tax assets for capital and operating loss carryforwards and provide valuation allowances when we determine it is more likely than not that such losses will not be realized within the applicable carryforward period. We have not recognized deferred taxes for U.S. federal income taxes on foreign subsidiaries’ earnings that are deemed to be permanently reinvested and any related taxes associated with such earnings are not material. Deferred tax liabilities (assets) were comprised of the following at December 31:

(in thousands)	2004	2003
Depreciation	$180,638	$177,923
Employee benefits	2,820	28,653
Intangibles	172,479	181,072
Prepaids	134	—
Revenue	8,667	—
Other	5,394	308

Gross tax liabilities	$370,132	$387,956

Bad debt	$(5,467)	$—
Claims and insurance	(89,429)	(65,324)
Employee benefits	(89,286)	(113,191)
Other	(21,650)	(14,961)
Valuation allowance	3,096	3,096

Gross tax assets	$(202,736)	$(190,380)

Net tax liability	$167,396	$197,576

The Company recorded approximately $3.1 million of deferred income tax assets for investment in certain joint ventures at December 31, 2004 and 2003. For financial reporting purposes, a valuation allowance of $3.1 million has been recognized to offset the deferred tax assets relating to investment in such joint ventures at December 31, 2004 and 2003.

We have a tax sharing policy with our parent that requires us to share in our parent’s consolidated tax burden based on our respective share of taxable income or losses relative to our parent’s other subsidiaries. In addition, we retain any respective tax credits related to our operations.

A reconciliation between income taxes at the federal statutory rate and the consolidated effective tax rate from continuing operations follows:

	2004	2003
Federal statutory rate	35.0%	35.0%
State income taxes, net	2.8	4.3
Nondeductible business expenses	1.5	(2.0)
Foreign tax credit and rate differential	(0.2)	(1.2)
Other, net	(4.4)	0.6

Effective tax rate	34.7%	36.7%

For 2004, “Other, net” is primarily composed of intercompany charges not included in the accompanying statements of operations.

The income tax provision (benefit) consisted of the following:

(in thousands)	For the year ended December 31, 2004	For the period December 12 to December 31, 2003
Current:
U.S federal	$39,255	$(1,608)
State	7,557	(444)
Foreign	4,095	16

Current income tax	$50,907	$(2,036)

Deferred:
U.S federal	$1,019	$(362)
State	(14)	(34)
Foreign	81	(212)

Deferred income tax	$1,086	$(608)

Income tax provision (benefit)	$51,993	$(2,644)

Based on the income (loss) before income taxes:
Domestic	$136,770	$(6,372)
Foreign	12,895	(830)

Income (loss) before income taxes	$149,665	$(7,202)

Previously, the Internal Revenue Service (“IRS”) challenged the timing of a deduction by Roadway Express related to prior years’ contributions to certain union pension plans. During the year ended December 31, 2004 we reached an agreement with the IRS and paid $41.4 million ($32.3 million net of tax benefit) to resolve this matter. Additional state tax and interest payments of approximately $9.0 million ($7.4 million net of tax benefit) resulting from the federal adjustments were made in January of 2005. We had specifically established reserves related to these payments in purchase accounting.

Commitments, Contingencies, and Uncertainties

Roadway incurs rental expenses under noncancelable lease agreements for certain buildings and operating equipment. Rental expense is charged to “operating expense and supplies” on the Statement of Consolidated Operations. Actual rental expense for the year ended December 31, 2004 and for the period December 12 to December 31, 2003 was $52.5 million and $2.9 million, respectively.

We utilize certain terminals and equipment under operating leases. At December 31, 2004, we were committed under noncancelable lease agreements requiring minimum annual rentals payable as follows:

(in thousands)	2005	2006	2007	2008	2009	Thereafter
Minimum annual rentals	$42,110	$30,272	$22,411	$14,617	$5,672	$6,657

We expect in the ordinary course of business that leases will be renewed or replaced as they expire. Projected 2005 net capital expenditures are expected to be $70.0 to $80.0 million, of which $17.4 million was committed at December 31, 2004.

We are involved in litigation or proceedings that arise in ordinary business activities. We insure against these risks to the extent deemed prudent by our management, but no assurance can be given that the nature and amount of such insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain self-insured retentions in amounts we deem prudent. Based on our current assessment of information available as of the date of these financial statements, we believe that our financial statements include adequate provisions for estimated costs and losses that may be incurred with regard to the litigation and proceedings to which we are a party.

Environmental Matters

Remediation costs are accrued based on estimates of known environmental remediation exposure using currently available facts, existing environmental permits and technology and presently enacted laws and regulations. Our estimates of costs are developed based on internal evaluations and, when necessary, recommendations from external environmental consultants. These accruals are recorded when it is probable that we will be obligated to pay amounts for environmental site evaluation, remediation or related costs, and the amounts can be reasonably estimated. If the obligation can only be estimated within a range, we accrue the minimum amount in the range. These accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Where we have been identified as a potentially responsible party in a United States federal “Superfund” site, we accrue our share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste contributed to the site by us to the total volume of waste at the site. As of December 31, 2004, recorded balances related to these matters were not material.

Business Segments

Roadway reports financial and descriptive information about its reportable operating segments on a basis consistent with that used internally for evaluating segment performance and allocating resources to segments. We manage the segments separately because each requires different operating, marketing and technology strategies. We evaluate performance primarily on adjusted operating income and return on capital.

Roadway has two reportable segments, which are strategic business units that offer complementary transportation services to their customers. Roadway Express is a unionized carrier that provides comprehensive regional, national and international transportation services. New Penn is also a unionized carrier that focuses on business opportunities in the regional and next-day markets.

The accounting policies of the segments are the same as those described in the Summary of Accounting Policies note. We charge management fees and other corporate services to our segments based on the direct benefits received or as a percentage of revenue. Corporate identifiable assets primarily refer to cash, cash equivalents and an investment in a joint venture.

Revenue from foreign sources totaled $145.2 million and $5.7 million during the year ended December 31, 2004 and for the period December 12 to December 31, 2003, respectively, and is largely derived from Canada and Mexico. Long-lived assets located in foreign countries totaled $19.2 million and $12.9 million at December 31, 2004 and 2003, respectively.

The following table summarizes our operations and identifiable assets by business segment:

(in thousands)	Roadway Express	New Penn	Corporate / Eliminations	Consolidated
For the year ended December 31, 2004
External revenue	$3,119,927	$260,572	$(5)	$3,380,494
Operating income	166,203	33,897	—	200,100
Identifiable assets	2,073,961	265,333	92,702	2,431,996
Capital expenditures, net	47,816	18,587	—	66,403
Depreciation and amortization	70,491	11,667	—	82,158

For the period December 12 to December 31, 2003
External revenue	$131,248	$9,770	$—	$141,018
Operating loss	(6,075)	(221)	—	(6,296)
Identifiable assets	2,002,421	340,713	(4,643)	2,338,491
Capital expenditures, net	1,216	534	(5)	1,745
Depreciation and amortization	3,455	745	—	4,200

Condensed Consolidating Financial Statements

Guarantees of the Senior Notes Due 2008

Roadway LLC, the primary obligor of the senior notes due 2008, and its following 100 percent owned subsidiaries issued guarantees in favor of the holders of the notes: Roadway Next Day Corporation, New Penn Motor Express, Inc., Roadway Express, Inc., Roadway Reverse Logistics, Inc. and Roadway Express International, Inc. In addition, per virtue of the merger agreement, Yellow Roadway Corporation issued a guarantee in favor of the holders of the notes. Each of the guarantees is full and unconditional and joint and several.

The summarized consolidating financial statements are presented in lieu of separate financial statements and other related disclosures of the subsidiary guarantors and issuer because management does not believe that such separate financial statements and related disclosures would be material to investors. There are currently no significant restrictions on the ability of Roadway LLC or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The following represents summarized condensed consolidating financial information of Roadway LLC and its subsidiaries as of December 31, 2004 and 2003 with respect to the financial position, and for the year ended December 31, 2004 and the period from the date of acquisition through December 31, 2003 for results of operations and cash flow. The primary obligor column presents the financial information of Roadway LLC. The Guarantor Subsidiaries column presents the financial information of all guarantor subsidiaries of the senior notes due 2008 with the exception of Yellow Roadway, the holding company. The Non-Guarantor Subsidiaries column presents the financial information of all non-guarantor subsidiaries, including those subsidiaries that are governed by foreign laws, Yellow Roadway Receivables Funding Corporation and Roadway Funding, Inc., the special-purpose entities that are or were associated with our asset-backed securitization agreements.

Condensed Consolidating Balance Sheets

December 31, 2004 (in millions)	Primary Obligor	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$—	$7	$12	$—	$19
Intercompany advances receivable	76	332	(10)	10	408
Accounts receivable, net	—	8	20	—	28
Prepaid expenses and other	11	65	—	—	76

Total current assets	87	412	22	10	531
Property and equipment	—	875	23	—	898
Less – accumulated depreciation	—	(69)	(4)	—	(73)

Net property and equipment	—	806	19	—	825
Investment in subsidiary	671	58	—	(729)	—
Intercompany note receivable	650	10	—	(660)	—
Goodwill and other assets	6	1,033	37	—	1,076

Total assets	$1,414	$2,319	$78	$(1,379)	$2,432

Accounts payable	$—	$127	$10	$—	$137
Advances payable to parent	—	650	—	(650)	—
Wages, vacations and employees’ benefits	—	221	4	—	225
Other current and accrued liabilities	(17)	115	—	—	98

Total current liabilities	(17)	1,113	14	(650)	460
Long-term debt, less current portion	244	—	—	—	244
Deferred income taxes, net	(9)	217	7	—	215
Claims and other liabilities	—	317	—	—	317
Parent company investment	1,196	672	57	(729)	1,196

Total liabilities and parent company investment	$1,414	$2,319	$78	$(1,379)	$2,432

December 31, 2003 (in millions)	Primary Obligor	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$—	$44	$6	$—	$50
Intercompany advances receivable	38	56	103	(197)	—
Accounts receivable, net	—	326	17	—	343
Prepaid expenses and other	—	34	—	—	34

Total current assets	38	460	126	(197)	427
Property and equipment	—	811	13	—	824
Less – accumulated depreciation	—	(3)	—	—	(3)

Net property and equipment	—	808	13	—	821
Investment in subsidiary	593	29	—	(622)	—
Intercompany note receivable	650	—	—	(650)	—
Goodwill and other assets	21	1,034	35	—	1,090

Total assets	$1,302	$2,331	$174	$(1,469)	$2,338

Accounts payable	$1	$111	$7	$—	$119
Advances payable to parent	—	127	126	(197)	56
Wages, vacations and employees’ benefits	1	182	3	—	186
Other current and accrued liabilities	(31)	118	2	—	89

Total current liabilities	(29)	538	138	(197)	450
Intercompany debt	—	650	—	(650)	—
Long-term debt, less current portion	249	—	—	—	249
Deferred income taxes, net	(11)	218	7	—	214
Claims and other liabilities	1	333	—	—	334
Parent company investment	1,092	592	29	(622)	1,091

Total liabilities and parent company investment	$1,302	$2,331	$174	$(1,469)	$2,338

Condensed Consolidating Statements of Operations

For the year ended December 31, 2004 (in millions)	Primary Obligor	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$3,236	$145	$(1)	$3,380

Operating expenses:
Salaries, wages and employees’ benefits	—	2,045	46	—	2,091
Operating expenses and supplies	—	481	27	(1)	507
Operating taxes and licenses	—	80	2	—	82
Claims and insurance	—	61	—	—	61
Depreciation and amortization	—	79	3	—	82
Purchased transportation	—	310	48	—	358
Gains on property disposals, net	—	(1)	—	—	(1)

Total operating expenses	—	3,055	126	(1)	3,180

Operating income	—	181	19	—	200

Nonoperating (income) expenses:
Interest expense	14	53	1	(54)	14
Other, net	(53)	32	3	54	36

Nonoperating (income) expenses, net	(39)	85	4	—	50

Income (loss) before income taxes	39	96	15	—	150
Income tax provision	15	33	4	—	52
Subsidiary earnings	72	9	—	(81)	—

Net income (loss)	$96	$72	$11	$(81)	$98

Condensed Consolidating Statements of Operations

For the period December 12 to December 31, 2003 (in millions)	Primary Obligor	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue	$—	$135	$6	$—	$141

Operating expenses:
Salaries, wages and employees’ benefits	—	91	3	—	94
Operating expenses and supplies	—	21	1	—	22
Operating taxes and licenses	—	4	—	—	4
Claims and insurance	—	4	—	—	4
Depreciation and amortization	—	4	—	—	4
Purchased transportation	—	17	2	—	19
Gains on property disposals, net	—	—	—	—	—

Total operating expenses	—	141	6	—	147

Operating income (loss)	—	(6)	—	—	(6)

Nonoperating (income) expenses:					—
Interest expense	1	3	—	(3)	1
Other, net	(3)	—	—	3	—

Nonoperating (income) expenses, net	(2)	3	—	—	1

Income (loss) before income taxes	2	(9)	—	—	(7)
Income tax provision (benefit)	1	(3)	—	—	(2)
Subsidiary earnings	(6)	—	—	6	—

Net income (loss)	$(5)	$(6)	$—	$6	$(5)

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2004 (in millions)	Primary Obligor	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash from operating activities	$34	$135	$11	$—	$180

Investing activities:
Acquisition of property and equipment	—	(91)	(3)	—	(94)
Proceeds from disposal of property and equipment	—	28	—	—	28
Other, net	4	—	—		4

Net cash from (used in) investing activities	4	(63)	(3)	—	(62)

Financing activities:
Advances from parent, net	(38)	(109)	(2)	—	(149)

Net cash used in financing activities	(38)	(109)	(2)	—	(149)

Net increase (decrease) in cash and cash equivalents	—	(37)	6	—	(31)
Cash and cash equivalents, beginning of period	—	44	6	—	50

Cash and cash equivalents, end of year	$—	$7	$12	$—	$19

For the period December 12 to December 31, 2003 (in millions)	Primary Obligor	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:
Net cash from (used in) operating activities	$(24)	$22	$(1)	$—	$(3)

Investing activities:
Acquisition of property and equipment	—	(3)	—	—	(3)
Proceeds from disposal of property and equipment	—	2	—	—	2

Net cash from (used in) investing activities	—	(1)	—	—	(1)

Financing activities:
Advances from parent, net	—	(52)	—	—	(52)

Net cash provided by (used in) financing activities	—	(52)	—	—	(52)

Net increase (decrease) in cash and cash equivalents	(24)	(31)	(1)	—	(56)
Cash and cash equivalents, beginning of period	24	75	7	—	106

Cash and cash equivalents, end of year	$—	$44	$6	$—	$50